February 7, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubay

Re: Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the "Registrant") and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act").  We are responding on behalf of the Registrant to an oral comment from the Staff of the Commission to a Post-Effective Amendment ("Amendment 60") (amendment no. 60 under the Securities Act of 1933, as amended, and amendment no. 62 under the 1940 Act), which you provided to us on February 7, 2017.

Your comment is printed below in italics.  The Registrant's response follows in regular type.

1. The Summary Section of the Prospectus applicable to Pear Tree Polaris Foreign Value Fund ("Foreign Value Fund"), in the section "Principal Investment Risks," states that a principal investment risk of Foreign Value Fund is "Investments in Other Collective Investment Fund."  If the collective investment fund only may be a registered investment fund, please state.  If the collective investment fund is unregistered, please describe in your comment letter whether the issuer treats its investment in the collective investment fund as liquid or illiquid, and if liquid, what is the basis for that treatment.

As of September 30, 2016, Foreign Value Fund did not hold an interest in any collective investment fund.  From time to time, Foreign Value Fund may invest in registered or unregistered collective investment funds.  When Foreign Value Fund does invest in an unregistered collective investment fund, it will determine whether those interests are "illiquid," that is, whether the interests cannot be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the fund, and it will follow Staff guidance on investments in illiquid securities.  It is the Registrant's position, however, that the fact that a collective investment fund is not registered is not dispositive of whether the collective investment fund's securities are illiquid.

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Please call me at (617) 338-2961 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

 John Hunt

JH/hex
Cc: Deborah A. Kessinger, Pear Tree Advisors, Inc.
Leigh Sapir-Kashi